# DSM Press Release

DSM, Corporate [redacted] letherlands
P.O. Box [redacted] 5740680
[redacted]





DSM

2

Heerlen (NL) / Parsippany (USA), 13 July 2005

## DSM buys shares in DSM Biologics from SGF



DSM Pharmaceutical Products, DSM's business group that develops and manufactures products for the pharmaceutical industry, announced today that it has acquired the 40% share interest in DSM Biologics Holding from its joint venture partner Société générale de financement du Québec (SGF), an industrial and financial holding company based in Montreal, which carries out economic development projects in Québec. With this transaction DSM has gained full ownership of DSM Biologics. DSM and SGF have agreed not to disclose financial details of the share transfer.

For a period of ten years DSM Biologics operated as a 40/60 joint venture of SGF and DSM. In December 2004, SGF decided to withdraw from a number of joint ventures, amongst which DSM Biologics. Leendert Staal, President of DSM Pharmaceutical Products commented: "DSM very much regrets the decision of SGF, but now gets 100% ownership, which gives DSM full control and increases its degree of freedom to operate."

DSM Biologics is a producer of biological pharmaceuticals, with R&D and manufacturing sites in Montreal (Canada) and Groningen (The Netherlands). The company concentrates on its positions in innovative technologies, such as perfusion technology and PER.C6, for which it holds an exclusive license from Crucell, with the right to sub-license, for custom manufacturing of monoclonal antibodies and other recombinant proteins. DSM and Crucell collaborate in establishing PER.C6 as the novel industry platform for the production of proteins, and have jointly signed PER.C6 license agreements for proteins with seventeen companies across the US, Europe and Japan, including Roche, Eli Lilly, Merck & Co., J&J/Centocor, Biogen/IDEC, Chiron and Mitsubishi.

**About DSM**
DSM is active worldwide in life science products, performance materials and industrial chemicals. The group develops, produces and markets innovative products and services that are designed to raise the quality of life. DSM's products are used in a wide range of end-use markets and applications, including human and animal nutrition and health, cosmetics, pharmaceuticals, the automotive industry, coatings, the construction industry and the electrics & electronics market. The group has annual sales of around EUR 8 billion and employs about 24,000 people worldwide. DSM is a leading world player in many of the markets in which it operates and has plants and facilities on every continent. The company's head office is in the Netherlands. For more information on DSM, please visit www.dsm.com.



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